UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.	Press release, dated September 4, 2014, announcing tender offer by CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE:CX) for 9.000% Senior Secured Notes due 2018 issued by CEMEX and 9.250% Senior Secured Notes due 2020 issued by CEMEX España, S.A., acting through its Luxembourg Branch.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	September 5, 2014	By:	/s/ Rafael Garza
		Name:	Rafael Garza
		Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release, dated September 4, 2014, announcing tender offer by CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE:CX) for 9.000% Senior Secured Notes due 2018 issued by CEMEX and 9.250% Senior Secured Notes due 2020 issued by CEMEX España, S.A., acting through its Luxembourg Branch.